One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

November 13, 2009

<u>Via Fax and Overnight Delivery</u>

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

> **Re:** **Notice of Intent to Nominate Directors at the Company's 2010 Annual Meeting of Shareholders**

Dear Mr. Merril:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies the Governance Committee of Myers Industries, Inc. ("Myers" or the "Company"), that GAMCO is recommending Robert S. Prather and Avram Gray for nomination for election as Directors of Myers at Myers' 2010 Annual Meeting of Shareholders. These individuals are in addition to Mr. Edward F. Crawford, who we previously recommended for nomination.

Biographical information and consent forms for all three of these nominees are enclosed.

GAMCO currently is the beneficial owner of approximately 2,011,075 shares of the common stock of Myers, representing 5.70% of the outstanding shares. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of these three individuals for election to the Board of Directors of Myers at Myers' 2010 Annual Meeting of shareholders. GAMCO believes that they will provide a change in corporate stewardship to reflect the interests of the owners/shareholders of Myers.

We are not aware of any business relationships between any of these individuals and Myers, directly or indirectly, and each of these individuals would qualify under NYSE rules as an independent director.

There are no arrangements or understandings between GAMCO and any of these individuals or other persons pursuant to which any of these individuals are being recommended by GAMCO.

None of the three individuals currently own shares of the common stock of Myers.

GAMCO and each of the individual nominees agree to make available to the Governance Committee all information reasonably requested in furtherance of the Governance Committee's evaluation of these nominations.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers' requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate these three individuals to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

EDWARD F. CRAWFORD

Age:	69
Address:	6065 Parkland Boulevard Cleveland, Ohio 44124
Principal Occupation:	Director, Chairman and Chief Executive Officer (1992-present) and President (1997-2003) of Park Ohio Holdings Corp. (diversified manufacturing services and products holding company) (NASDAQ:PKOH). Chairman of Crawford Group, Inc. (management company for a group of manufacturing companies) since 1964.
Other Directorships:	Continental Global Group, Inc. (conveyor systems for bulk material handling)

AVRUM GRAY

Age:	74
Address:	440 South LaSalle Street, Suite 650 Chicago, IL 60605
Principal Occupation:	Chairman and Founding Partner (since 1981) of G-Bar Limited Partnership (independent options trading firm). Former Chairman of Lynch Systems, Inc. (glass press supplier) from 1995 through 2001.
Other Directorships:	SL Industries, Inc. (high performance power solutions) The LGL Group, Inc. (diversified holding company) Nashua Corporation (specialty imaging products and services) Material Sciences Corporation (material base solutions)

ROBERT S. PRATHER, JR.

Age:	64
Address:	4370 Peachtree Road, NE Atlanta, GA 30319
Principal Occupation:	President and Chief Operating Officer- Gray Television, Inc. (since 2002; Executive Vice President, 1996-2002). Chairman of the Board – Triple Crown Media, Inc. (since 2005). Chief Executive Officer – Bull Run Corporation (1992-2005).
Other Directorships:	Gray Television; Nioxin Research Laboratories, Inc.; George World Congress Center; Draper Holdings Business Trust; Enterprise Bank; Swiss Army Brands, Inc.; GAMCO Investors, Inc.

November 11, 2009

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named
as a nominee in Myers' proxy statement for its 2010 Annual Meeting of Shareholders,
and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information
reasonably requested in furtherance of the Governance Committee's evaluation of my
nomination.

Sincerely,

Edward F. Crawford

November 11, 2009

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named
as a nominee in Myers' proxy statement for its 2010 Annual Meeting of Shareholders,
and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information
reasonably requested in furtherance of the Governance Committee's evaluation of my
nomination.

Sincerely,



Avrum Gray

November 11, 2009

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

Re: Director Nomination

Dear Mr. Merril:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Myers Industries, Inc. ("Myers"). I hereby consent to being named
as a nominee in Myers' proxy statement for its 2010 Annual Meeting of Shareholders,
and to serving as a Director if elected.

I further agree that I will make available to the Governance Committee all information
reasonably requested in furtherance of the Governance Committee's evaluation of my
nomination.

Sincerely,



Robert Prather

Most recent Schedule 13D amendment referenced in Exhibit A, filed on October 30, 2009 (complete filing available on EDGAR).